UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

August 31, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON IA, PN

(1)	Of this amount of common shares, without par value (“Common Shares”), 187,339,290 are held in the form of 37,467,858 American Depositary Shares (“ADSs”).
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in Oi S.A.’s (the “Issuer”) capital increase (“Capital Increase”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON HC, OO

(1)	Of this amount of Common Shares, 187,339,290 are held in the form of 37,467,858 ADSs.
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in the Issuer’s Capital Increase, as reported on the Issuer’s Form 6-K filed with the SEC on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 201,823,190 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 201,823,190
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 201,823,190
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4% (2)
14.	TYPE OF REPORTING PERSON HC, IN

(1)	Of this amount of Common Shares, 187,339,290 are held in the form of 37,467,858 ADSs.
(2)	Based on 2,150,302,669 Common Shares outstanding following the issuance of 1,630,551,008 Common Shares in the Issuer’s Capital Increase, as reported on the Issuer’s Form 6-K filed with the SEC on July 25, 2018. The number of Common Shares outstanding prior to the Capital Increase is based on the number of Common Shares reported by the Issuer in its Form 20-F for the Fiscal Years Ended December 31, 2017 and December 31, 2016, as filed with the SEC on May 16, 2018.

Introductory Statement

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on August 6, 2018 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”).

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4. Is amended and supplemented by adding thereto the following:

The Reporting Persons intend to communicate with other shareholders and interested parties regarding the Reporting Persons’ support for the proposed slate of directors and for Mr. Eleazar de Carvalho Filho to serve as chair of the Issuer’s board of directors at the upcoming shareholders meeting, currently scheduled for September 17, 2018, including by means of the letter filed herewith as Exhibit 99.1.

Item 4. is also amended by replacing “September 3, 2018” with “September 17, 2018”, as a result of the rescheduling of the shareholders meeting.

ITEM 7.	Material to be Filed as Exhibits.

99.1 Letter to Other Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2018

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum